December 10, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (781) 522.5801

Mr. William H. Swanson
Chief Executive Officer
Raytheon Company
870 Winter Street
Waltham, MA 02451

   Re: Raytheon Company
     Definitive 14A
     Filed March 21, 2007
     File No. 001-13699

Dear Mr. Swanson:

   We have reviewed your response letter dated October 26, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to prior comment 1. Please confirm that you will provide disclosure with respect to your related person transaction policies within the filing itself rather by cross-reference to your website.

2. In your response to prior comment 3, you have indicated that you will provide in future filings "certain additional details regarding the Company's benchmarking activities." The meaning of this representation is unclear to us. We re-issue the prior comment and specifically request that you confirm that you will comply with the prior comment in future filings.

3. While we note your response to prior comments 4, the causal connection between the disclosure of your performance targets and any competitive harm is not clear. If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this

conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors, including the specific amounts of their competitive bids, and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K.   Please refer to prior comment 4 for additional guidance, as appropriate.

4. Further, we note that you omitted your response to prior comment 4 from the response letter that you filed with the Commission via EDGAR on October 26, 2007.   Your redaction of the entire response to prior comment 4 appears to be overly broad. We request that you file via EDGAR your response to our prior comment 4 and limit any redactions to the specific portions of your response for which you are requesting confidential treatment.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor